Reliance
Industries Limited

2009 FEB -2

January 24, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549 [redacted]
USA

SUPPL

09045254

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 31 & Clause 41	January 24, 2009	Copies of Unaudited Financial Results for the nine months / quarter ended December 31, 2008 published in English daily newspaper, viz., "The Economic Times" and daily newspaper published in Marati language, viz., "Navshakti".

Thanking you,

PROCESSED
FEB 04 2009
THOMSON REUTERS

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Reliance
Industries Limited

January 24, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub : Unaudited Financial Results for the nine months ended / quarter ended December 31, 2008

Further to our letter dated January 22, 2009 on the above subject, we send herewith three (3) copies each of the Unaudited Financial Results for the nine months / quarter ended December 31, 2008 published in "Economic Times", all India Edition, in English language and in "Navshakthi", Mumbai Edition, in Marati language.

As required under the Listing Agreement, the Financial Results have been published in the above news papers within 48 hours of the conclusion of the Board Meeting at which the said Results were approved.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Reliance

Industries Limited

Regd. Office : 3rd Floor, Maker Chambers IV, 222 Nariman Point, Mumbai - 400 021.

Revenue and earnings growth in challenging times

RPL refinery started on schedule

KG D6 oil production commenced in September 2008

KG D6 gas production scheduled in this quarter

Unaudited Financial Results for the Quarter / Nine Months period ended 31st December, 2008

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter ended 31st December		Nine Months period ended 31st December		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty / Service Tax Recovered	972	1,290	3,769	4,415	5,826
2.	**Net Turnover**	**31,563**	**34,590**	**117,929**	**96,157**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	3,934	677	(256)	635	1,867
	b) Consumption of raw materials	16,261	23,593	84,766	64,639	90,304
	c) Purchases	2,620	1,568	14,347	4,806	6,008
	d) Staff cost	605	577	1,844	1,544	2,119
	e) Depreciation	1,317	1,213	3,732	3,467	4,847
	f) Other expenditure	2,780	2,342	9,270	7,246	9,839
	g) Total Expenditure	**27,517**	**29,970**	**103,703**	**82,337**	**114,984**
4.	**Profit from Operations before other Income, Interest and exceptional items**	**4,046**	**4,620**	**14,226**	**13,820**	**18,459**
5.	Other Income	663	241	1,040	606	895
6.	**Profit before interest and exceptional items**	**4,709**	**4,861**	**15,266**	**14,426**	**19,354**
7.	Interest and Finance Charges	484	253	1,215	805	1,077
8.	Exceptional Item		4,733		4,733	4,733
9.	**Profit before tax**	**4,225**	**9,341**	**14,051**	**18,354**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	499	1,063	1,643	2,107	2,652
11.	Provision for Deferred Tax	225	199	675	701	900
12.	**Net Profit after tax**	**3,501**	**8,079**	**11,733**	**15,546**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**3,501**	**3,882**	**11,733**	**11,349**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each	1,574	1,454	1,574	1,454	1,454
15.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					77,442
16.	**Earnings per share** (of Rs. 10)					
	Basic	23.5	55.6	78.6	106.9	133.9
	Diluted	23.5	55.6	78.6	106.9	133.9
17.	**Earnings per share (of Rs. 10) [excluding exceptional item]**					
	Basic	23.5	26.7	78.6	78.1	105.0
	Diluted	23.5	26.7	78.6	78.1	105.0
18.	**Public shareholding [including shares held by subsidiary companies on which no voting rights are exercisable]**					
	- Number of Shares (in crores)	74.36	65.69	74.36	65.69	65.29
	- Percentage of Shareholding (%)	47.25	45.19	47.25	45.19	44.92

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. On 3rd October 2008, RIL has allotted 12 crore equity shares of Rs. 10/- each, upon exercise of the rights attached to warrants issued on 12th April 2007. Consequent to the above allotment, the paid up equity capital of the company stands increased to Rs. 1,573.79 crore comprising of 157,37,87,556 fully paid up equity shares of Rs. 10/- each.
3. The Company announced a Voluntary Separation Scheme (VSS) for the employees of Patalganga unit during the quarter ended 31st December 2008. About 430 employees accepted the VSS offered by the Company. A sum of Rs. 110 crore (US$ 23 million) has been paid during the quarter.
4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,199 crore (US$ 246 million) for the nine months period ended 31st December 2008 which has been withdrawn from the Reserves. This has no impact on the profit for the period.
5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the nine months period ended 31st December 2008 would have been lower by Rs. 1,177 crore (US$ 242 million).
   This is a matter of reference in the limited review report of the statutory auditors.
   The net profit after tax for the seven quarters from 1st April 2007 to 31st December 2008 would have been lower by Rs. 1,147 crore (US$ 235 million) on account of cumulative effect of the above treatment.
6. Exceptional Item during the corresponding previous quarter and nine months ended 31st December 2007 represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.
7. Provision for Current Tax for the nine months period ended 31st December 2008 includes provision for Fringe Benefit Tax of Rs. 51 crore (US$ 10.5 million).
8. There were no investors' complaints pending as on 1st October 2008. All the 1,093 complaints received during the quarter ended 31st December 2008 were resolved and no complaints were outstanding as on 31st December 2008.
9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 22nd January 2009 approved the above results and its release.
10. The statutory auditors of the Company have carried out a Limited Review of the results for the nine months period ended 31st December 2008.

Unaudited Segment Information for the Quarter / Nine Months period ended 31st December, 2008

(Rs. Crores)

		Quarter ended 31st December		Nine Months period ended 31st December		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	**Segment Revenue**					
	– Petrochemicals	12,623	12,706	43,043	38,880	53,000
	– Refining	21,740	26,154	90,720	72,057	100,743
	– Oil and Gas	1,031	758	2,753	1,874	2,702
	– Others	171	161	428	436	778
	Gross Turnover (Turnover and Inter Divisional Transfers)	35,565	39,779	136,944	113,247	157,223
	Less: Inter Segment Transfers	3,030	3,899	15,246	12,675	17,954
	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty Recovered on Sales	972	1,290	3,769	4,415	5,826
	Net Turnover	31,563	34,590	117,929	96,157	133,443
2.	**Segment Results**					
	– Petrochemicals	1,657	1,778	5,133	5,648	7,113
	– Refining	1,881	2,614	7,695	7,492	10,332
	– Oil and Gas	605	387	1,753	1,056	1,503
	– Others	7	9	25	31	40
	Total Segment Profit before Interest and Tax	4,150	4,788	14,606	14,227	18,988
	(i) Interest Expense	(484)	(253)	(1,215)	(805)	(1,077)
	(ii) Interest Income	546	141	802	414	662
	(iii) Other Unallocable Income Net of Expenditure	13	(68)	(142)	(215)	(296)
	(iv) Exceptional Item		4,733		4,733	4,733
	Profit before Tax	4,225	9,341	14,051	18,354	23,010
	(i) Provision for Current Tax [including Fringe Benefit tax]	(499)	(1,063)	(1,643)	(2,107)	(2,652)
	(ii) Provision for Deferred Tax	(225)	(199)	(675)	(701)	(900)
	Profit after Tax	3,501	8,079	11,733	15,546	19,458
	Profit after Tax [excluding effect of exceptional item]	3,501	3,882	11,733	11,349	15,261
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	– Petrochemicals	32,939	30,519	32,939	30,519	30,758
	– Refining	43,571	40,582	43,571	40,582	42,141
	– Oil and Gas	40,585	19,390	40,585	19,390	26,391
	– Others	8,049	9,598	8,049	9,598	6,447
	– Unallocated Corporate	46,642	18,984	46,642	18,984	20,064
	Total Capital Employed	171,786	119,073	171,786	119,073	125,801

Notes to Standalone Segment Information for the Quarter / Nine Months Period Ended 31st December 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:
   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.
   b) The **refining** segment includes production and marketing operations of the petroleum products.
   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.
   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.
   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For Reliance Industries Limited
Sd/-
Mukesh D. Ambani
Chairman & Managing Director

Date : January 22, 2009
Place : Mumbai

Reliance

Industries Limited

Regd. Office : 3rd Floor, Maker Chambers IV, 222 Nariman Point, Mumbai - 400 021.

Revenue and earnings growth in challenging times

RPL refinery started on schedule

KG D6 oil production commenced in September 2008

KG D6 gas production scheduled in this quarter

Unaudited Financial Results for the Quarter / Nine Months period ended 31st December, 2008

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter ended 31st December		Nine Months period ended 31st December		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty / Service Tax Recovered	972	1,290	3,769	4,415	5,826
2.	**Net Turnover**	31,563	34,590	117,929	96,157	133,443
3.	a) (Increase) / decrease in stock in trade / work in progress	3,934	677	(256)	635	1,867
	b) Consumption of raw materials	16,261	23,593	84,766	64,639	90,304
	c) Purchases	2,620	1,568	4,347	4,806	6,008
	d) Staff cost	605	577	1,844	1,544	2,119
	e) Depreciation	1,317	1,213	3,732	3,467	4,847
	f) Other expenditure	2,780	2,342	9,270	7,246	9,839
	g) Total Expenditure	27,517	29,970	103,703	82,337	114,984
4.	**Profit from Operations before other Income, Interest and exceptional Items**	4,046	4,620	14,226	13,820	18,459
5.	Other Income	663	241	1,040	606	895
6.	**Profit before interest and exceptional items**	4,709	4,861	15,266	14,426	19,354
7.	Interest and Finance Charges	484	253	1,215	805	1,077
8.	Exceptional Item		4,733		4,733	4,733
9.	**Profit before tax**	4,225	9,341	14,051	18,354	23,010
10.	Provision for Current Tax (including Fringe Benefit tax)	499	1,063	1,643	2,107	2,652
11.	Provision for Deferred Tax	225	199	675	701	900
12.	**Net Profit after tax**	3,501	8,079	11,733	15,546	19,458
13.	**Net Profit after tax (excluding effect of exceptional item)**	3,501	3,882	11,733	11,349	15,261
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each	1,574	1,454	1,574	1,454	1,454
15.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					77,442
16.	**Earnings per share** (of Rs. 10)					
	Basic	23.5	55.6	78.6	106.9	133.9
	Diluted	23.5	55.6	78.6	106.9	133.9
17.	**Earnings per share (of Rs. 10) (excluding exceptional item)**					
	Basic	23.5	26.7	78.6	78.1	105.0
	Diluted	23.5	26.7	78.6	78.1	105.0
18.	**Public shareholding (including shares held by subsidiary companies on which no voting rights are exercisable)**					
	– Number of Shares (in crores)	74.36	65.69	74.36	65.69	65.29
	– Percentage of Shareholding (%)	47.25	45.19	47.25	45.19	44.92

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. On 3rd October 2008, RIL has allotted 12 crore equity shares of Rs. 10/- each, upon exercise of the rights attached to warrants issued on 12th April 2007. Consequent to the above allotment, the paid up equity capital of the company stands increased to Rs. 1,573.79 crore comprising of 157,37,87,556 fully paid up equity shares of Rs. 10/- each.
3. The Company announced a Voluntary Separation Scheme (VSS) for the employees of Patalganga unit during the quarter ended 31st December 2008. About 430 employees accepted the VSS offered by the Company. A sum of Rs. 110 crore (US$ 23 million) has been paid during the quarter.
4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,199 crore (US$ 246 million) for the nine months period ended 31st December 2008 which has been withdrawn from the Reserves. This has no impact on the profit for the period.
5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the nine months period ended 31st December 2008 would have been lower by Rs. 1,177 crore (US$ 242 million).
   This is a matter of reference in the limited review report of the statutory auditors.
   The net profit after tax for the seven quarters from 1st April 2007 to 31st December 2008 would have been lower by Rs. 1,147 crore (US$ 235 million) on account of cumulative effect of the above treatment.
6. Exceptional Item during the corresponding previous quarter and nine months ended 31st December 2007 represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.
7. Provision for Current Tax for the nine months period ended 31st December 2008 includes provision for Fringe Benefit Tax of Rs. 51 crore (US$ 10.5 million).
8. There were no investors' complaints pending as on 1st October 2008. All the 1,093 complaints received during the quarter ended 31st December 2008 were resolved and no complaints were outstanding as on 31st December 2008.
9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 22nd January 2009 approved the above results and its release.
10. The statutory auditors of the Company have carried out a Limited Review of the results for the nine months period ended 31st December 2008.

Unaudited Segment Information for the Quarter / Nine Months period ended 31st December, 2008

(Rs. Crores)

		Quarter ended 31st December				Nine Months period ended 31st December				Year ended 31st March	
		2008		2007		2008		2007		2008 (Audited)	
1.	**Segment Revenue**										
	– Petrochemicals	12,623		12,706		43,043		38,880		53,000	
	– Refining	21,740		26,154		90,720		72,057		100,743	
	– Oil and Gas	1,031		758		2,753		1,874		2,702	
	– Others	171		161		428		436		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	35,565		39,779		136,944		113,247		157,223	
	Less: Inter Segment Transfers	3,030		3,899		15,246		12,675		17,954	
	Turnover	32,535		35,880		121,698		100,572		139,269	
	Less: Excise Duty Recovered on Sales	972		1,290		3,769		4,415		5,826	
	Net Turnover		31,563		34,590		117,929		96,157		133,443
2.	**Segment Results**										
	– Petrochemicals	1,657		1,778		5,133		5,648		7,113	
	– Refining	1,881		2,614		7,695		7,492		10,332	
	– Oil and Gas	605		387		1,753		1,056		1,503	
	– Others	7		9		25		31		40	
	Total Segment Profit before Interest and Tax		4,150		4,788		14,606		14,227		18,988
	(i) Interest Expense		(484)		(253)		(1,215)		(805)		(1,077)
	(ii) Interest Income		546		141		802		414		662
	(iii) Other Unallocable Income Net of Expenditure		13		(68)		(142)		(215)		(296)
	(iv) Exceptional Item				4,733				4,733		4,733
	Profit before Tax		4,225		9,341		14,051		18,354		23,010
	(i) Provision for Current Tax [including Fringe Benefit tax]		(499)		(1,063)		(1,643)		(2,107)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(199)		(675)		(701)		(900)
	Profit after Tax		3,501		8,079		11,733		15,546		19,458
	Profit after Tax [excluding effect of exceptional item]		3,501		3,882		11,733		11,349		15,261
3.	**Capital Employed (Segment Assets – Segment Liabilities)**										
	– Petrochemicals		32,939		30,519		32,939		30,519		30,758
	– Refining		43,571		40,582		43,571		40,582		42,141
	– Oil and Gas		40,585		19,390		40,585		19,390		26,391
	– Others		8,049		9,598		8,049		9,598		6,447
	– Unallocated Corporate		46,642		18,984		46,642		18,984		20,064
	Total Capital Employed		171,786		119,073		171,786		119,073		125,801

Notes to Standalone Segment Information for the Quarter / Nine Months Period Ended 31st December 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:
   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.
   b) The **refining** segment includes production and marketing operations of the petroleum products.
   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.
   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.
   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For ***Reliance Industries Limited***
Sd/-
Mukesh D. Ambani
Chairman & Managing Director

Date : January 22, 2009
Place : Mumbai

Reliance

Industries Limited

Regd. Office : 3rd Floor, Maker Chambers IV, 222 Nariman Point, Mumbai - 400 021.

Revenue and earnings growth in challenging times

RPL refinery started on schedule

KG D6 oil production commenced in September 2008

KG D6 gas production scheduled in this quarter

Unaudited Financial Results for the Quarter / Nine Months period ended 31st December, 2008

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter ended 31st December		Nine Months period ended 31st December		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty / Service Tax Recovered	972	1,290	3,769	4,415	5,826
2.	**Net Turnover**	**31,563**	**34,590**	**117,929**	**96,157**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	3,934	677	(256)	635	1,867
	b) Consumption of raw materials	16,261	23,593	84,766	64,639	90,304
	c) Purchases	2,620	1,568	4,347	4,806	6,008
	d) Staff cost	605	577	1,844	1,544	2,119
	e) Depreciation	1,317	1,213	3,732	3,467	4,847
	f) Other expenditure	2,780	2,342	9,270	7,246	9,839
	g) Total Expenditure	**27,517**	**29,970**	**103,703**	**82,337**	**114,984**
4.	**Profit from Operations before other income, Interest and exceptional items**	4,046	4,620	14,226	13,820	18,459
5.	Other Income	663	241	1,040	606	895
6.	**Profit before Interest and exceptional items**	**4,709**	**4,861**	**15,266**	**14,426**	**19,354**
7.	Interest and Finance Charges	484	253	1,215	805	1,077
8.	Exceptional Item		4,733		4,733	4,733
9.	**Profit before tax**	**4,225**	**9,341**	**14,051**	**18,354**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	499	1,063	1,643	2,107	2,652
11.	Provision for Deferred Tax	225	199	675	701	900
12.	**Net Profit after tax**	**3,501**	**8,079**	**11,733**	**15,546**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**3,501**	**3,882**	**11,733**	**11,349**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each	1,574	1,454	1,574	1,454	1,454
15.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					77,442
16.	**Earnings per share** (of Rs. 10)					
	Basic	23.5	55.6	78.6	106.9	133.9
	Diluted	23.5	55.6	78.6	106.9	133.9
17.	**Earnings per share (of Rs. 10) [excluding exceptional item]**					
	Basic	23.5	26.7	78.6	78.1	105.0
	Diluted	23.5	26.7	78.6	78.1	105.0
18.	**Public shareholding [including shares held by subsidiary companies on which no voting rights are exercisable]**					
	– Number of Shares (in crores)	74.36	65.69	74.36	65.69	65.29
	– Percentage of Shareholding (%)	47.25	45.19	47.25	45.19	44.92

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. On 3rd October 2008, RIL has allotted 12 crore equity shares of Rs. 10/- each, upon exercise of the rights attached to warrants issued on 12th April 2007. Consequent to the above allotment, the paid up equity capital of the company stands increased to Rs. 1,573.79 crore comprising of 157,37,87,556 fully paid up equity shares of Rs. 10/- each.
3. The Company announced a Voluntary Separation Scheme (VSS) for the employees of Patalganga unit during the quarter ended 31st December 2008. About 430 employees accepted the VSS offered by the Company. A sum of Rs. 110 crore (US$ 23 million) has been paid during the quarter.
4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,199 crore (US$ 246 million) for the nine months period ended 31st December 2008 which has been withdrawn from the Reserves. This has no impact on the profit for the period.
5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the nine months period ended 31st December 2008 would have been lower by Rs. 1,177 crore (US$ 242 million).
   This is a matter of reference in the limited review report of the statutory auditors.
   The net profit after tax for the seven quarters from 1st April 2007 to 31st December 2008 would have been lower by Rs. 1,147 crore (US$ 235 million) on account of cumulative effect of the above treatment.
6. Exceptional Item during the corresponding previous quarter and nine months ended 31st December 2007 represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.
7. Provision for Current Tax for the nine months period ended 31st December 2008 includes provision for Fringe Benefit Tax of Rs. 51 crore (US$ 10.5 million).
8. There were no investors' complaints pending as on 1st October 2008. All the 1,093 complaints received during the quarter ended 31st December 2008 were resolved and no complaints were outstanding as on 31st December 2008.
9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 22nd January 2009 approved the above results and its release.
10. The statutory auditors of the Company have carried out a Limited Review of the results for the nine months period ended 31st December 2008.

Unaudited Segment Information for the Quarter / Nine Months period ended 31st December, 2008

(Rs. Crores)

		Quarter ended 31st December		Nine Months period ended 31st December		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	**Segment Revenue**					
	– Petrochemicals	12,623	12,706	43,043	38,880	53,000
	– Refining	21,740	26,154	90,720	72,057	100,743
	– Oil and Gas	1,031	758	2,753	1,874	2,702
	– Others	171	161	428	436	778
	Gross Turnover (Turnover and Inter Divisional Transfers)	35,565	39,779	136,944	113,247	157,223
	Less: Inter Segment Transfers	3,030	3,899	15,246	12,675	17,954
	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty Recovered on Sales	972	1,290	3,769	4,415	5,826
	Net Turnover	31,563	34,590	117,929	96,157	133,443
2.	**Segment Results**					
	– Petrochemicals	1,657	1,778	5,133	5,648	7,113
	– Refining	1,881	2,614	7,695	7,492	10,332
	– Oil and Gas	605	387	1,753	1,056	1,503
	– Others	7	9	25	31	40
	Total Segment Profit before Interest and Tax	4,150	4,788	14,606	14,227	18,988
	(i) Interest Expense	(484)	(253)	(1,215)	(805)	(1,077)
	(ii) Interest Income	546	141	802	414	662
	(iii) Other Unallocable Income Net of Expenditure	13	(68)	(142)	(215)	(296)
	(iv) Exceptional Item		4,733		4,733	4,733
	Profit before Tax	4,225	9,341	14,051	18,354	23,010
	(i) Provision for Current Tax (including Fringe Benefit tax)	(499)	(1,063)	(1,643)	(2,107)	(2,652)
	(ii) Provision for Deferred Tax	(225)	(199)	(675)	(701)	(900)
	Profit after Tax	3,501	8,079	11,733	15,546	19,458
	Profit after Tax (excluding effect of exceptional item)	3,501	3,882	11,733	11,349	15,261
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	– Petrochemicals	32,939	30,519	32,939	30,519	30,758
	– Refining	43,571	40,582	43,571	40,582	42,141
	– Oil and Gas	40,585	19,390	40,585	19,390	26,391
	– Others	8,049	9,598	8,049	9,598	6,447
	– Unallocated Corporate	46,642	18,984	46,642	18,984	20,064
	Total Capital Employed	171,786	119,073	171,786	119,073	125,801

Notes to Standalone Segment Information for the Quarter / Nine Months Period Ended 31st December 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:
   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.
   b) The **refining** segment includes production and marketing operations of the petroleum products.
   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.
   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.
   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For Reliance Industries Limited
Sd/-
Mukesh D. Ambani
Chairman & Managing Director

Date : January 22, 2009
Place : Mumbai

Reliance

Industries Limited

नोंदणीकृत कार्यालय : ३रा मजला, मेकर चेंबर्स ४, २२२ नरीमन पॉइन्ट, मुंबई-४०० ०२१.

आव्हानात्मक परिस्थितीत मिळकत आणि उत्पन्नात वाढ

आरपीएल रिफायनरीची वेळेवर सुरूवात

केजी डी६ तेल उत्पादन सप्टेंबर २००८ मध्ये सुरु

केजी डी६ वायू उत्पादन ह्या तिमाहीत सुरु होणार

३१ डिसेंबर २००८ रोजी संपलेल्या तिमाहीचे / नऊमाहीचे अलेखापरिक्षित वित्तिय निष्कर्ष

(रू.कोटी, प्रति समभाग आकडेवारी व्यतिरिक्त)

अनु. क्र.	तपशील	३१ डिसेंबर रोजी संपलेली तिमाही		३१ डिसेंबर रोजी संपलेली नऊमाही		३१ मार्च रोजी संपलेले वर्ष
		२००८	२००७	२००८	२००७	२००८ (लेखापरिक्षित)
१.	उलाढाल	३२,५३५	३५,८८०	१२१,६९८	१००,५७२	१३९,२६९
	वजा: अबकारी कर/वसूल केलेला सेवा कर	९७२	१,२९०	३,७६९	४,४१५	५,८२६
२.	निव्वळ उलाढाल	३१,५६३	३४,५९०	११७,९२९	९६,१५७	१३३,४४३
३.	ए) व्यापारातील साठ्यातील/सुरु असलेल्या कामातील (वाढ)/घट	३,९३४	६७७	(२५६)	६३५	१,८६७
	बी) कच्च्या मालाचा वापर	१६,२६१	२३,५१३	८४,७६६	६४,६३९	९०,३०४
	सी) खरेदी	२,६२०	१,५६८	४,३४७	४,८०६	६,००८
	डी) कर्मचारी खर्च	६०५	५७७	१,८४४	१,५४४	२,११९
	ई) घसारा	१,३१७	१,२१३	३,७३२	३,४६७	४,८४७
	एफ) इतर खर्च	२,७८०	२,३४२	९,२७०	७,२४६	९,८३९
	जी) एकुण खर्च	२७,५१७	२९,९००	१०३,७०३	८२,३३७	११४,९८४
४.	इतर उत्पन्न, व्याज आणि प्रचित घडणाऱ्या घडामोडिंपुर्वीचा कामकाजी लाभ	४,०४६	४,६२०	१४,२२६	१३,८२०	१८,४५९
५.	इतर उत्पन्न	६६३	२४१	१,०४०	६०६	८९५
६.	व्याज आणि प्रचित घडणाऱ्या घडामोडिंपुर्वीचा कामकाजी लाभ	४,७०९	४,८६१	१५,२६६	१४,४२६	१९,३५४
७.	व्याज व वित्तीय शुल्क	४८४	२५३	१,२१५	८०५	१,०७७
८.	अपवादात्मक मुद्दे	-	४,७३३	-	४,७३३	४,७३३
९.	करपूर्व नफा	४,२२५	९,३४१	१४,०५१	१८,३५४	२३,०१०
१०.	चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)	४९९	१,०६३	१,६४३	२,१०७	२,६५२
११.	प्रलंबित करासाठी तरतूद	२२५	१९९	६७५	७०१	९००
१२.	करपश्चात निव्वळ नफा	३,५०१	८,०७९	११,७३३	१५,५४६	१९,४५८
१३.	करपश्चात निव्वळ नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)	३,५०१	३,८८२	११,७३३	११,३४९	१५,२६१
१४.	भरणा केलेले इक्विटी समभाग भांडवल, प्रत्येकी रू.१०/-चे इक्विटी समभाग	१,५७४	१,४५४	१,५७४	१,४५४	१,४५४
१५.	पुनर्मुल्यांकित राखीव निधी वगळता राखीव निधी, मागील लेखा वर्षातील (लेखापरिक्षित ताळेबंदाप्रमाणे)	-	-	-	-	७७,४४२
१६.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य)					
	मूळ	२३.५	५५.६	७८.६	१०६.९	१३३.९
	सौम्य	२३.५	५५.६	७८.६	१०६.९	१३३.९
१७.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य) (अपवादात्मक मुद्दा वगळता)					
	मूळ	२३.५	२६.७	७८.६	७८.१	१०५.०
	सौम्य	२३.५	२६.७	७८.६	७८.१	१०५.०
१८.	सार्वजनिक समभागधारणा (उपकंपन्यांनी धारण केलेल्या समभागांसह ज्यावर मतदानाचा हक्क बजावता येणार नाही)					
	- समभाग संख्या (कोटीमधे)	७४.३६	६५.६९	७४.३६	६५.६९	६५.२९
	- समधाग धारणेची टक्केवारी (%)	४७.२५	४५.१९	४७.२५	४५.१९	४४.९२

टीपा:

१. तुलना करणे सोपे जावे या दृष्टिने आवश्यक तेथे संबंधीत कालावधीचे आकडे पुनर्स्थापीत करण्यात आलेले आहेत.

२. १२ एप्रिल २००७ रोजी वाटप करण्यात आलेल्या वॉरन्टस बरोबर असलेल्या हक्कांचा अवलंब करताना, ३ ऑक्टोबर २००८ रोजी आरआयएल ने प्रत्येकी रू.१० चे १२ कोटी इक्विटी समभाग ॲलॉट केले आहेत. वरील ॲलॉटमेन्टनंतर कंपनीचे भरणा केलेले इक्विटी भांडवल वाढून रू.१,५७३.७९ कोटी इतके झाले आहे ज्यामध्ये प्रत्येकी रू.१०/- चे संपूर्ण भरणा केलेले १५७,३७,८७,५५६ इक्विटी समभाग आहेत.

३. ३१ डिसेंबर २००८ रोजी संपलेल्या तिमाहीत कंपनीने पाताळगंगा युनिटमधील कर्मचाऱ्यांसाठी व्हॉलेन्टरी सेपरेशन स्किम (व्हीएसएस) जाहिर केली. कंपनीने देऊ केलेली व्हीएसएस सुमारे ४३० कर्मचाऱ्यांनी स्वीकारली. ह्या तिमाहीत रू.११० कोटी (यूएस डॉलर्स २३ मिलीयन) इतकी रक्कम देण्यात आली.

४. कंपनीने पाताळगंगा, हाजिरा, नरोडा आणि जामनगर येथील कारखाने, यंत्रसामग्री व इमारती यांचे मागील वर्षात पुनर्मुल्यांकन केलेले होते. या पुनर्मुल्यांकनाच्या परिणामी रू. १,१९९ कोटींचा (युएस डॉलर्स २४६ मिलीयन) वाढीव घसारा ३१ डिसेंबर २००८ रोजी संपलेल्या नऊ महिन्यांचा कालावधील आकारण्यात आलेला आहे व राखीव निधीतुन ही रक्कम काढण्यात आलेली आहे याचा संबंधीत कालावधीतील नफ्यावर कोणताही परिणाम झालेला नाही.

५. कंपनीने स्थावर मालमत्तेच्या संपादनासाठी कर्जरुपे घेतलेल्या रकमांच्या परकिय चलनाच्या चटणावळीच्या दरातील फरकाचे समायोजन, कंपनीस मिळालेल्या कायदेशीर सल्ल्यानुसार, कंपनी कायदा १९५६ ची अनुसुचना ६ च्या तरतुदिंनुसार स्थावर मालमत्तेच्या पुढे चालविण्याच्या किमतीस अनुरुप केले आहे, जे कंपनी कायदा २००६ (लेखा मानक) मध्ये अधिसुचित केलेल्या, लेखा मानक (ए एस ११) मध्ये ''परकिय चलनाच्या अदलाबदलीच्या दरांतील बदलांचे परिणाम'' मध्ये सुचविलेल्या पद्धतीशी विसंगत आहे. जर ए एस ११ मध्ये सुचविलेल्या पद्धतीचा अवलंब करण्यात आला असता तर ३१ डिसेंबर २००८ रोजी संपलेला नऊ महिन्यांचा कालावधी नक्त नफा रू. १,१७७ कोटि (युएस डॉलर्स २४२ मिलीयन) ने कमी झाला असता.

स्टॅच्युटरी लेखापरिक्षकांच्या मर्यादित आढावा अहवालात ह्या संदर्भाचा विषय आहे.

तसेच १ एप्रिल २००७ ते ३१ डिसेंबर २००८ पर्यंतच्या सलग ७ तिमाहीतील करोत्तर नक्त नफा वरील पद्धतीच्या एकत्रित परिणामी रू. १,१४७ कोटि (युएस डॉलर्स २३५ मिलीयन) ने कमी झाला असता.

६. संबंधित मागील तिमाहीतील आणि ३१ डिसेंबर २००७ रोजी संपलेल्या नऊ महिन्यातील अपवादात्मक मुद्दे रिलायन्स पेट्रोलियम लिमिटेडच्या समभागांच्या व्यवहारातून प्राप्त होणाऱ्या फायद्याबद्दल आहे.

७. ३१ डिसेंबर २००८ रोजी संपलेल्या नऊ महिन्यांच्या कालावधी साठीच्या चालू कराच्या तरतुदीत रू. ५१ कोटिंच्या (युएस डॉलर्स १०.५ मिलीयन) अतिरिक्त फायदे कराचा समावेश आहे.

८. १ ऑक्टोबर २००८ रोजी गुंतवणुकदारांच्या कोणत्याही तक्रारी प्रलंबीत नव्हत्या. ३१ डिसेंबर २००८ रोजी संपलेल्या तिमाहीत प्राप्त झालेल्या सर्व १,०९३ तक्रारींचे समाधान करण्यात आले होते व ३१ डिसेंबर २००८ रोजी कोणतीही तक्रार प्रलंबित नव्हती.

९. लेखासमितीने वरील निष्कर्षांचे पुनरावलोकन केले होते. संचालक मंडळाने २२ जानेवारी २००९ रोजी भरलेल्या आपल्या बैठकीत उपरोक्त निष्कर्ष मान्य केले व प्रसुतीस मान्यता दिली.

१०. कंपनीच्या स्टॅच्युटरी लेखापरिक्षकांनी ३१ डिसेंबर २००८ रोजी संपलेल्या नऊ महिन्यांच्या परिणामांचा मर्यादित आढावा घेतला आहे.

३१ डिसेंबर २००८ रोजी संपलेल्या तिमाही / नऊमाहीची अलेखापरिक्षित विभागवार माहिती

(रू. कोटी)

		३१ डिसेंबर रोजी संपलेली तिमाही		३१ डिसेंबर रोजी संपलेले नऊमहिने		३१ मार्च रोजी संपलेले वर्ष
		२००८	२००७	२००८	२००७	२००८ (लेखापरिक्षित)
१.	विभागवार मिळकत					
	– पेट्रोकेमिकल्स	१२,६२३	१२,७०६	४३,०४३	३८,८८०	५३,०००
	– रिफायनिंग	२१,७४०	२६,१५४	९०,७२०	७२,०५७	१००,७४३
	– तेल व वायू	१,०३१	७५८	२,७५३	१,८७४	२,७०२
	– इतर	१७१	१६१	४२८	४३६	७७८
	ढोबळ उलाढाल (उलाढाल व आंतरविभागीय हस्तांतरण)	३५,५६५	३९,७७९	१३६,९४४	११३,२४७	१५७,२२३
	वजा: आंतरविभागीय हस्तांतरण	३,०३०	३,८९९	१५,२४६	१२,६७५	१७,९५४
	उलाढाल	३२,५३५	३५,८८०	१२१,६९८	१००,५७२	१३९,२६९
	वजा: विक्रीवरील वसूल केलेला अबकारी कर	९७२	१,२९०	३,७६९	४,४१५	५,८२६
	निव्वळ उलाढाल	३१,५६३	३४,५९०	११७,९२९	९६,१५७	१३३,४४३
२.	विभागवार परिणाम					
	– पेट्रोकेमिकल्स	१,६५७	१,७७८	५,१३३	५,६४८	७,११३
	– रिफायनिंग	१,८८१	२,६१४	७,६९५	७,४९२	१०,३३२
	– तेल व वायू	६०५	३८७	१,७५३	१,०५६	१,५०३
	– इतर	७	९	२५	३१	४०
	एकुण विभागाचा व्याज व करपूर्व नफा	४,१५०	४,७८८	१४,६०६	१४,२२७	१८,९८८
	(१) व्याजावरील खर्च	(४८४)	(२५३)	(१,२१५)	(८०५)	(१,०७७)
	(२) व्याजावरील मिळकत	५४६	१४१	८०२	४१४	६६२
	(३) खर्च वजा जाता इतर असमायोजित मिळकत	१३	(६८)	(१४२)	(२१५)	(२९६)
	(४) अपवादात्मक मुद्दे	–	४७३३	–	४,७३३	४,७३३
	करपूर्व नफा	४,२२५	९,३४१	१४,०५१	१८,३५४	२३,०१०
	(१) चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)	(४९९)	(१,०६३)	(१,६४३)	(२,१०७)	(२,६५२)
	(२) प्रलंबित करासाठी तरतूद	(२२५)	(१९९)	(६७५)	(७०१)	(९००)
	करपश्चात नफा	३,५०१	८,०७९	११,७३३	१५,५४६	१९,४५८
	करपश्चात नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)	३,५०१	३,८८२	११,७३३	११,३४९	१५,२६१
३.	गुंतविलेले भांडवल (विभागवार मालमत्ता –विभागवार देयके)					
	– पेट्रोकेमिकल्स	३२,९३९	३०,५१९	३२,९३९	३०,५१९	३०,७५८
	– रिफायनिंग	४३,५७१	४०,५८२	४३,५७१	४०,५८२	४२,९४१
	– तेल व वायू	४०,५८५	१९,३९०	४०,५८५	१९,३९०	२६,३९१
	– इतर	८,०४९	९,५१८	८,०४९	९,५१८	६,४४७
	– असमायोजित कॉर्पोरेट	४६,६४२	१८,९८४	४६,६४२	१८,९८४	२०,०६४
	एकुण गुंतविलेले भांडवल	१७१,७८६	११९,०७३	१७१,७८६	११९,०७३	१२५,८०१

३१ डिसेंबर २००८ रोजी संपलेल्या तिमाही / नऊ महिन्यांचा स्वतंत्र विभागवार माहितीच्या टिपा:

१. सेगमेंट रिपोटिंग (ए एस १७) वरील अकांऊंटिंग स्टॅण्डर्ड १७ प्रमाणे खाली वर्णन केल्याप्रमाणे कंपनीने ''विभागवार माहिती '' दिली आहे:

ए) **पेट्रोमिकल्स** विभागात पेट्रोकेमिकल्स उत्पादनांचे उत्पादन आणि पणन कार्य समाविष्ट आहे. उदा. हाय व लो डेन्सिटी पॉलिएथिलिन, पॉलिप्रॉपिलीन, पॉलिविनाईल क्लोराईड, पॉलिएस्टर यार्न, पॉलिएस्टर फायबर्स, प्युरिफाईड टेरेफ्थॅलिक ॲसिड, पॅराक्सिलिन, इथलिन ग्लायकॉल, ओलेफिन्स, ॲरोमॅटिक्स, लिनियर अल्काईल बेन्झिन, ब्युटाडाईन, ॲक्रिलोनिट्राईल, पॉली ब्यूटडिन रबर, कॉस्टिक सोडा व पॉलिएथलिन टेरेफ्थालेट.

बी) **रिफाईनिंग** विभागात पेट्रोलियम उत्पादनांचे उत्पादन व पणन कार्य समाविष्ट आहे.

सी) **तेल व वायू** विभागात कच्चे तेल व नैसर्गिक वायूचे उत्खनन, विकास व उत्पादन ह्यांचा समावेश आहे.

डी) वेगळा अहवाल न देण्याजोगे छोटे उद्योग विभाग ''**इतर**'' विभागात एकत्र करण्यात आले आहेत.

ई) इतर गुंतवणूक/मत्ता ह्यामध्ये गुंतवलेले भांडवल आणि त्यातून मिळणारी मिळकत ''असमायोजित'' खाली विचारात घेतले आहे.

रिलायन्स इंडस्ट्रीज लिमिटेड करिता
सही/–
मुकेश डी. अंबानी
अध्यक्ष आणि व्यवस्थापकीय संचालक

दिनांक : २२ जानेवारी, २००९
स्थळ : मुंबई

Reliance
Industries Limited

नोंदणीकृत कार्यालय : ३रा मजला, मेकर चेंबर्स ४, २२२ नरीमन पॉइन्ट, मुंबई-४०० ०२१.

आव्हानात्मक परिस्थितीत मिळकत आणि उत्पन्नात वाढ
आरपीएल रिफायनरीची वेळेवर सुरूवात
केजी डी६ तेल उत्पादन सप्टेंबर २००८ मध्ये सुरु
केजी डी६ वायू उत्पादन ह्या तिमाहीत सुरु होणार

३१ डिसेंबर २००८ रोजी संपलेल्या तिमाहीचे / नऊमाहीचे अलेखापरिक्षित वित्तिय निष्कर्ष

(रू.कोटी, प्रति समभाग आकडेवारी व्यतिरिक्त)

अनु. क्र.	तपशील	३१ डिसेंबर रोजी संपलेली तिमाही		३१ डिसेंबर रोजी संपलेली नऊमाही		३१ मार्च रोजी संपलेले वर्ष
		२००८	२००७	२००८	२००७	२००८ (लेखापरिक्षित)
१.	उलाढाल	३२,४३४	३५,८८०	१२१,६९८	१००,५७२	१३९,२६९
	वजा: अबकारी कर/वसूल केलेला सेवा कर	९७२	१,२९०	३,७६९	४,४१५	५,८२६
२.	निव्वळ उलाढाल	३१,५६३	३४,५९०	११७,९२९	९६,१५७	१३३,४४३
३.	ए) व्यापारातील साठ्यातील/सुरू असलेल्या कामातील (वाढ)/घट	३,९३४	६७७	(२५६)	६३५	१,८६७
	बी) कच्च्या मालाचा वापर	१६,२६१	२३,५९३	८४,७६६	६४,६३९	९०,३०४
	सी) खरेदी	२,६२०	१,५६८	४,३४७	४,८०६	६,००८
	डी) कर्मचारी खर्च	६०५	५०७	१,८४४	१,५४४	२,११९
	ई) घसारा	१,३१७	१,२१३	३,७३२	३,४६७	४,८४७
	एफ) इतर खर्च	२,७८०	२,३४२	९,२७०	७,२४६	९,८३९
	जी) एकुण खर्च	२७,५१७	२९,९००	१०३,७०३	८२,३३७	११४,९८४
४.	इतर उत्पन्न, व्याज आणि कथित घसाऱ्या घटामोर्डिपुर्वीचा कामकाजी लाभ	४,०४६	४,६२०	१४,२२६	१३,८२०	१८,४५९
५.	इतर उत्पन्न	६६३	२४१	१,०४०	६०६	८९५
६.	व्याज आणि कथित घसाऱ्या घटामोर्डिपुर्वीचा कामकाजी लाभ	४,७०९	४,८६१	१५,२६६	१४,४२६	१९,३५४
७.	व्याज व वित्तीय शुल्क	४८४	२५३	१,२१५	८०५	१,०७७
८.	अपवादात्मक मुद्दे	–	४,७३३	–	४,७३३	४,७३३
९.	करपूर्व नफा	४,२२५	९,३४१	१४,०५१	१८,३५४	२३,०१०
१०.	चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)	४९९	१,०६३	१,६४३	२,१०७	२,६५२
११.	प्रलंबित करासाठी तरतूद	२२५	१९९	६७५	७०१	९००
१२.	करपश्चात निव्वळ नफा	३,५०१	८,०७९	११,७३३	१५,५४६	१९,४५८
१३.	करपश्चात निव्वळ नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)	३,५०१	३,८८२	११,७३३	११,३४९	१५,२६१
१४.	भरणा केलेले इक्विटी समभाग भांडवल, प्रत्येकी रू.१०/-चे इक्विटी समभाग	१,५७४	१,४५४	१,५७४	१,४५४	१,४५४
१५.	पुनर्मुल्यांकित राखीव निधी वगळता राखीव निधी, मागील लेखा वर्षातील (लेखापरिक्षित ताळेबंदाप्रमाणे)	–	–	–	–	७७,४४२
१६.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य)					
	मूळ	२३.५	५५.६	७८.६	१०६.९	१३३.९
	सौम्य	२३.५	५५.६	७८.६	१०६.९	१३३.९
१७.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य) (अपवादात्मक मुद्दा वगळता)					
	मूळ	२३.५	२६.७	७८.६	७८.१	१०५.०
	सौम्य	२३.५	२६.७	७८.६	७८.१	१०५.०
१८.	सार्वजनिक समभागधारणा (उपकंपन्यांनी धारण केलेल्या समभागांसह ज्यावर मतदानाचा हक्क बजावता येणार नाही)					
	– समभाग संख्या (कोटीमधे)	७४.३६	६५.६९	७४.३६	६५.६९	६५.२९
	– समभाग धारणेची टक्केवारी (%)	४७.२५	४५.१९	४७.२५	४५.१९	४४.९२

टीपा:

१. तुलना करणे सोपे जावे या दृष्टिने आवश्यक तेथे संबंधीत कालावधीचे आकडे पुनर्स्थापीत करण्यात आलेले आहेत.

२. १२ एप्रिल २००७ रोजी वाटप करण्यात आलेल्या वॉरन्टस बरोबर असलेल्या हक्कांचा अवलंब करताना, ३ ऑक्टोबर २००८ रोजी आरआयएल ने प्रत्येकी रू.१० चे १२ कोटी इक्विटी समभाग अॅलॉट केले आहेत. वरील अॅलॉटमेन्टनंतर कंपनीचे भरणा केलेले इक्विटी भांडवल वाढून रू.१,५७३.७९ कोटी इतके झाले आहे ज्यामध्ये प्रत्येकी रू.१०/- चे संपूर्ण भरणा केलेले १५७,३७,८७,५५६ इक्विटी समभाग आहेत.

३. ३१ डिसेंबर २००८ रोजी संपलेल्या तिमाहीत कंपनीने पाताळगंगा युनिटमधील कर्मचाऱ्यांसाठी व्हॉलेन्टरी सेपरेशन स्किम (व्हीएसएस) जाहिर केली. कंपनीने देऊ केलेली व्हीएसएस सुमारे ४३० कर्मचाऱ्यांनी स्वीकारली. ह्या तिमाहीत रू.११० कोटी (यूएस डॉलर्स २३ मिलीयन) इतकी रक्कम देण्यात आली.

४. कंपनीने पाताळगंगा, हजिरा, नरोडा आणि जामनगर येथील कारखाने, यंत्रसामग्री व इमारती यांचे मागील वर्षात पुनर्मुल्यांकन केलेले होते. या पुनर्मुल्यांकनाच्या परिणामी रू. १,१९९ कोटींचा (युएस डॉलर्स २४६ मिलीयन) वाढीव घसारा ३१ डिसेंबर २००८ रोजी संपलेल्या नऊ महिन्यांचा कालावधील आकारण्यात आलेला आहे व राखीव निधीतुन ही रक्कम काढण्यात आलेली आहे. याचा संबंधीत कालावधीतील नफ्यावर कोणताही परिणाम झालेला नाही.

५. कंपनीने स्थावर मालमत्तेच्या संपादनासाठी कर्जरूपे घेतलेल्या रकमांच्या परकिय चलनाच्या वटणावळीच्या दरातील फरकाचे समायोजन, कंपनीस मिळालेल्या कायदेशीर सल्ल्यानुसार, कंपनी कायदा १९५६ ची अनुसुचना ६ च्या तरतुदिनुसार स्थावर मालमत्तेच्या पुढे चालविण्याच्या किमतीस अनुरूप केले आहे, जे कंपनी कायदा २००६ (लेखा मानक) मध्ये अधिसुचित केलेल्या, लेखा मानक (एएस ११) मध्ये ''परकिय चलनाच्या अदलाबदलीच्या दरांतील बदलांचे परिणाम'' मध्ये सुचविलेल्या पद्धतीशी विसंगत आहे. जर एएस ११ मध्ये सुचविलेल्या पद्धतीचा अवलंब करण्यात आला असता तर ३१ डिसेंबर २००८ रोजी संपलेला नऊ महिन्यांचा कालावधी नक्त नफा रू. १,१७७ कोटि (युएस डॉलर्स २४२ मिलीयन) ने कमी झाला असता.

स्टॅच्युटरी लेखापरिक्षकांच्या मर्यादित आढावा अहवालात हा संदर्भाचा विषय आहे.

तसेच १ एप्रिल २००७ते ३१ डिसेंबर २००८ पर्यंतच्या सलग ७ तिमाहीतील करोत्तर नक्त नफा वरील पद्धतीच्या एकत्रित परिणामी रू. १,१४७ कोटि (युएस डॉलर्स २३५ मिलीयन) ने कमी झाला असता.

६. संबंधित मागील तिमाहीतील आणि ३१ डिसेंबर २००७ रोजी संपलेल्या नऊ महिन्यातील अपवादात्मक मुद्दे रिलायन्स पेट्रोलियम लिमिटेडच्या समभागांच्या व्यवहारातून प्राप्त होणाऱ्या फायद्याबद्दल आहे.

७. ३१ डिसेंबर २००८ रोजी संपलेल्या नऊ महिन्यांच्या कालावधी साठीच्या चालू कराच्या तरतुदीत रू. ५१ कोटिंच्या (युएस डॉलर्स १०.५ मिलीयन) अतिरिक्त फायदे कराचा समावेश आहे.

८. १ ऑक्टोबर २००८ रोजी गुंतवणुकदारांच्या कोणत्याही तक्रारी प्रलंबीत नव्हत्या. ३१ डिसेंबर २००८ रोजी संपलेल्या तिमाहीत प्राप्त झालेल्या सर्व १,०९३ तक्रारींचे समाधान करण्यात आले होते व ३१ डिसेंबर २००८ रोजी कोणतीही तक्रार प्रलंबीत नव्हती.

९. लेखासमितीने वरील निष्कर्षांचे पुनरावलोकन केले होते. संचालक मंडळाने २२ जानेवारी २००९ रोजी भरलेल्या आपल्या बैठकीत उपरोल्लेखीत निष्कर्ष मान्य केले व प्रसृतीस मान्यता दिली.

१०. कंपनीच्या स्टॅच्युटरी लेखापरिक्षकांनी ३१ डिसेंबर २००८ रोजी संपलेल्या नऊ महिन्यांच्या परिणामांचा मर्यादित आढावा घेतला आहे.

३१ डिसेंबर २००८ रोजी संपलेल्या तिमाही / नऊमाहीची अलेखापरिक्षित विभागवार माहिती

(रू. कोटी)

		३१ डिसेंबर रोजी संपलेली तिमाही		३१ डिसेंबर रोजी संपलेले नऊमहिने		३१ मार्च रोजी संपलेले वर्ष
		२००८	२००७	२००८	२००७	२००८ (लेखापरिक्षित)
१.	विभागवार मिळकत					
	– पेट्रोकेमिकल्स	१२,६२३	१२,७०६	४३,०४३	३८,८८०	५३,०००
	– रिफायनिंग	२१,७४०	२६,९५४	९०,७२०	७२,०५७	१००,७४३
	– तेल व वायू	१,०३१	७५८	२,७५३	१,८७४	२,७०२
	– इतर	१७१	१६१	४२८	४३६	७७८
	ढोबळ उलाढाल	३५,५६५	३९,७७९	१३६,९४४	११३,२४७	१५७,२२३
	(उलाढाल व आंतरविभागीय हस्तांतरण)					
	वजा: आंतरविभागीय हस्तांतरण	३,०३०	३,८९९	१५,२४६	१२,६७५	१७,९५४
	उलाढाल	३२,५३५	३५,८८०	१२१,६९८	१००,५७२	१३९,२६९
	वजा: विक्रीवरील वसूल केलेला अबकारी कर	९७२	१,२९०	३,७६९	४,४१५	५,८२६
	निव्वळ उलाढाल	३१,५६३	३४,५९०	११७,९२९	९६,१५७	१३३,४४३
२.	विभागवार परिणाम					
	– पेट्रोकेमिकल्स	१,६५७	१,७७८	५,१३३	५,६४८	७,११३
	– रिफायनिंग	१,८८१	२,६१४	७,६९५	७,४९२	१०,३३२
	– तेल व वायू	६०५	३८७	१,७५३	१,०५६	१,५०३
	– इतर	७	९	२५	३१	४०
	एकुण विभागाचा व्याज व करपूर्व नफा	४,१५०	४,७८८	१४,६०६	१४,२२७	१८,९८८
	(१) व्याजावरील खर्च	(४८४)	(२५३)	(१,२९५)	(८०५)	(१,०७७)
	(२) व्याजावरील मिळकत	५४६	१४१	८०२	४१४	६६२
	(३) खर्च वजा जाता इतर असमायोजित मिळकत	१३	(६८)	(१४२)	(२१५)	(२९६)
	(४) अपवादात्मक मुद्दे	–	४७३३	–	४,७३३	४,७३३
	करपूर्व नफा	४,२२५	९,३४१	१४,०५१	१८,३५४	२३,०१०
	(१) चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)	(४९९)	(१,०६३)	(१,६४३)	(२,१०७)	(२,६५२)
	(२) प्रलंबित करासाठी तरतूद	(२२५)	(१९९)	(६७५)	(७०१)	(९००)
	करपश्चात नफा	३,५०१	८,०७९	११,७३३	१५,५४६	१९,४५८
	करपश्चात नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)	३,५०१	३,८८२	११,७३३	११,३४९	१५,२६१
३.	गुंतविलेले भांडवल (विभागवार मालमत्ता –विभागवार देयके)					
	– पेट्रोकेमिकल्स	३२,९३९	३०,५१९	३२,९३९	३०,५१९	३०,७५८
	– रिफायनिंग	४३,५७१	४०,५८२	४३,५७१	४०,५८२	४२,१४१
	– तेल व वायू	४०,५८५	१९,३९०	४०,५८५	१९,३९०	२६,३९१
	– इतर	८,०४९	९,५१८	८,०४९	९,५१८	६,४४७
	– असमायोजित कॉर्पोरेट	४६,६४२	१८,९८४	४६,६४२	१८,९८४	२०,०६४
	एकुण गुंतविलेले भांडवल	१७१,७८६	११९,०७३	१७१,७८६	११९,०७३	१२५,८०१

३१ डिसेंबर २००८ रोजी संपलेल्या तिमाही / नऊ महिन्यांचा स्वतंत्र विभागवार माहितीच्या टिपा:

१. सेगमेंट रिपोर्टिंग (एएस १७) वरील अकांऊंटिंग स्टॅण्डर्ड १७ प्रमाणे खाली वर्णन केल्याप्रमाणे कंपनीने ''विभागवार माहिती'' दिली आहे:

ए) **पेट्रोमिकल्स** विभागात पेट्रोकेमिकल्स उत्पादनांचे उत्पादन आणि पणन कार्य समाविष्ट आहे. उदा. हाय व लो डेन्सिटी पॉलिएथिलिन, पॉलिप्रॉपिलीन, पॉलिविनाईल क्लोराईड, पॉलिएस्टर यार्न, पॉलिएस्टर फायबर्स, प्युरिफाईड टेरेफ्थॅलिक ॲसिड, पॅरॅक्सिलिन, इथलिन ग्लायकॉल, ओलेफिन्स, ॲरोमॅटिक्स, लिनियर अल्काईल बेन्झिन, ब्युटाडाईन, ॲक्रिलोनिट्राईल, पॉली ब्युटाडिन रबर, कॉस्टिक सोडा व पॉलिएथलिन टेरेफ्थालेट.

बी) रिफाईनिंग विभागात पेट्रोलियम उत्पादनांचे उत्पादन व पणन कार्य समाविष्ट आहे.

सी) तेल व वायू विभागात कच्चे तेल व नैसर्गिक वायूचे उत्खनन, विकास व उत्पादन ह्यांचा समावेश आहे.

डी) वेगळा अहवाल न देण्याजोगे छोटे उद्योग विभाग ''**इतर**'' विभागात एकत्र करण्यात आले आहेत.

ई) इतर गुंतवणूक/मत्ता ह्यामध्ये गुंतवलेले भांडवल आणि त्यातून मिळणारी मिळकत ''असमायोजित'' खाली विचारात घेतले आहे.

रिलायन्स इंडस्ट्रीज लिमिटेड करिता
सही/–
मुकेश डी. अंबानी
अध्यक्ष आणि व्यवस्थापकीय संचालक

दिनांक: २२ जानेवारी, २००९
स्थळ : मुंबई

Reliance
Industries Limited

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आव्हानात्मक परिस्थितीत मिळकत आणि उत्पन्नात वाढ
आरपीएल रिफायनरीची वेळेवर सुरुवात
केजी डी६ तेल उत्पादन सप्टेंबर २००८ मध्ये सुरु
केजी डी६ वायू उत्पादन ह्या तिमाहीत सुरु होणार

३१ डिसेंबर २००८ रोजी संपलेल्या तिमाहीचे / नऊमाहीचे अलेखापरिक्षित वित्तिय निष्कर्ष

(रू.कोटी, प्रति समभाग आकडेवारी व्यतिरिक्त)

अनु. क्र.	तपशील	३१ डिसेंबर रोजी संपलेली तिमाही		३१ डिसेंबर रोजी संपलेली नऊमाही		३१ मार्च रोजी संपलेले वर्ष
		२००८	२००७	२००८	२००७	२००८ (लेखापरिक्षित)
१.	उलाढाल	३२,४३४	३५,८८०	१२१,६९८	१००,५७२	१३९,२६९
	वजा: अबकारी कर/वसूल केलेला सेवा कर	९७२	१,२९०	३,७६९	४,४१५	५,८२६
२.	निव्वळ उलाढाल	३१,५६३	३४,५९०	११७,९२९	९६,१५७	१३३,४४३
३.	ए) व्यापारातील साठ्यातील/सुरू असलेल्या कामातील (वाढ)/घट	३,९३४	६७७	(२५६)	६३५	१,८६७
	बी) कच्च्या मालाचा वापर	१६,२६१	२३,५९३	८४,७६६	६४,६३९	९०,३०४
	सी) खरेदी	२,६२०	१,५६८	४,३४७	४,८०६	६,००८
	डी) कर्मचारी खर्च	६०५	५७७	१,८४४	१,५४४	२,११९
	ई) घसारा	१,३१७	१,२१३	३,७३२	३,४६७	४,८४७
	एफ) इतर खर्च	२,०८०	२,३४२	९,२७०	७,२४६	९,८३९
	जी) एकुण खर्च	२७,५१७	२९,९७०	१०३,७०३	८२,३३७	११४,९८४
४.	इतर उत्पन्न, व्याज आणि कथित घडणाऱ्या घडामोडिंपुर्वीचा कामकाजी लाभ	४,०४६	४,६२०	१४,२२६	१३,८२०	१८,४५९
५.	इतर उत्पन्न	६६३	२४१	१,०४०	६०६	८९५
६.	व्याज आणि कथित घडणाऱ्या घडामोडिंपुर्वीचा कामकाजी लाभ	४,७०९	४,८६१	१५,२६६	१४,४२६	१९,३५४
७.	व्याज व वित्तीय शुल्क	४८४	२५३	१,२१५	८०५	१,०७७
८.	अपवादात्मक मुद्दे	-	४,७३३	-	४,७३३	४,७३३
९.	करपूर्व नफा	४,२२५	९,३४१	१४,०५१	१८,३५४	२३,०१०
१०.	चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)	४९९	१,०६३	१,६४३	२,१०७	२,६५२
११.	प्रलंबित करासाठी तरतूद	२२५	१९९	६७५	७०१	९००
१२.	करपश्चात निव्वळ नफा	३,५०१	८,०७९	११,७३३	१५,५४६	१९,४५८
१३.	करपश्चात निव्वळ नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)	३,५०१	३,८८२	११,७३३	११,३४९	१५,२६१
१४.	भरणा केलेले इक्विटी समभाग भांडवल, प्रत्येकी रू.१०/-चे इक्विटी समभाग	१,५७४	१,४५४	१,५७४	१,४५४	१,४५४
१५.	पुनर्मुल्यांकीत राखीव निधी वगळता राखीव निधी, मागील लेखा वर्षातील (लेखापरिक्षित ताळेबंदाप्रमाणे)	-	-	-	-	७७,४४२
१६.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य)					
	मूळ	२३.५	५५.६	७८.६	१०६.९	१३३.९
	सौम्य	२३.५	५५.६	७८.६	१०६.९	१३३.९
१७.	प्रतिसमभाग मिळकत (रू.१० चे दर्शनी मूल्य) (अपवादात्मक मुद्दा वगळता)					
	मूळ	२३.५	२६.७	७८.६	७८.१	१०५.०
	सौम्य	२३.५	२६.७	७८.६	७८.१	१०५.०
१८.	सार्वजनिक समभागधारणा (उपकंपन्यांनी धारण केलेल्या समभागांसह ज्यावर मतदानाचा हक्क बजावता येणार नाही)					
	- समभाग संख्या (कोटीमधे)	७४.३६	६५.६९	७४.३६	६५.६९	६५.२९
	- समभाग धारणेची टक्केवारी (%)	४७.२५	४५.१९	४७.२५	४५.१९	४४.९२

टीपा:

१. तुलना करणे सोपे जावे या दृष्टिने आवश्यक तेथे संबंधीत कालावधीचे आकडे पुनर्स्थापीत करण्यात आलेले आहेत.

२. १२ एप्रिल २००७ रोजी वाटप करण्यात आलेल्या वॉरन्ट्स बरोबर असलेल्या हक्कांचा अवलंब करताना, ३ ऑक्टोबर २००८ रोजी आरआयएल ने प्रत्येकी रू.१० चे १२ कोटी इक्विटी समभाग अॅलॉट केले आहेत. वरील अॅलॉटमेन्टनंतर कंपनीचे भरणा केलेले इक्विटी भांडवल वाढून रू.१,५७३.७९ कोटी इतके झाले आहे ज्यामध्ये प्रत्येकी रू.१०/- चे संपूर्ण भरणा केलेले १५७,३७,८७,५५६ इक्विटी समभाग आहेत.

३. ३१ डिसेंबर २००८ रोजी संपलेल्या तिमाहीत कंपनीने पाताळगंगा युनिटमधील कर्मचाऱ्यांसाठी व्हॉलेन्टरी सेपरेशन स्किम (व्हीएसएस) जाहिर केली. कंपनीने देऊ केलेली व्हीएसएस सुमारे ४३० कर्मचाऱ्यांनी स्वीकारली. ह्या तिमाहीत रू.११० कोटी (यूएस डॉलर्स २३ मिलीयन) इतकी रक्कम देण्यात आली.

४. कंपनीने पाताळगंगा, हाजिरा, नरोडा आणि जामनगर येथील कारखाने, यंत्रसामग्री व इमारती यांचे मागील वर्षात पुनर्मुल्यांकन केलेले होते. या पुनर्मुल्यांकनाच्या परिणामी रू. १,१९१ कोटींचा (युएस डॉलर्स २४६ मिलीयन) वाढीव घसारा ३१ डिसेंबर २००८ रोजी संपलेल्या नऊ महिन्यांचा कालावधीत आकारण्यात आलेला आहे व राखीव निधीतुन ही रक्कम काढण्यात आलेली आहे. याचा संबंधीत कालावधीतील नफ्यावर कोणताही परिणाम झालेला नाही.

५. कंपनीने स्थावर मालमत्तेच्या संपादनासाठी कर्जरूपे घेतलेल्या रकमांच्या परकिय चलनाच्या वटणावळीच्या दरातील फरकाचे समायोजन, कंपनीस मिळालेल्या कायदेशीर सल्ल्यानुसार, कंपनी कायदा १९५६ ची अनुसुचना ६ च्या तरतुदिंनुसार स्थावर मालमत्तेच्या पुढे चालविण्याच्या किंमतीस अनुरुप केले आहे, जे कंपनी कायदा २००६ (लेखा मानक) मध्ये अधिसुचित केलेल्या, लेखा मानक (ए एस ११) मध्ये ''परकिय चलनाच्या अदलाबदलीच्या दरांतील बदलांचे परिणाम'' मध्ये सुचविलेल्या पद्धतीशी विसंगत आहे. जर ए एस ११ मध्ये सुचविलेल्या पद्धतीचा अवलंब करण्यात आला असता तर ३१ डिसेंबर २००८ रोजी संपलेला नऊ महिन्यांचा कालावधी नक्त नफा रू. १,१७७ कोटि (युएस डॉलर्स २४२ मिलीयन) ने कमी झाला असता.
स्टॅच्युटरी लेखापरिक्षकांच्या मर्यादित आढावा अहवालात हा संदर्भाचा विषय आहे.
तसेच १ एप्रिल २००७ ते ३१ डिसेंबर २००८ पर्यंतच्या सलग ७ तिमाहीतील करोत्तर नक्त नफा वरील पद्धतीच्या एकत्रित परिणामी रू. १,१४७ कोटि (युएस डॉलर्स २३५ मिलीयन) ने कमी झाला असता.

६. संबंधित मागील तिमाहीतील आणि ३१ डिसेंबर २००७ रोजी संपलेल्या नऊ महिन्यातील अपवादात्मक मुद्दे रिलायन्स पेट्रोलियम लिमिटेडच्या समभागांच्या व्यवहारातून प्राप्त होणाऱ्या फायद्याबद्दल आहे.

७. ३१ डिसेंबर २००८ रोजी संपलेल्या नऊ महिन्यांच्या कालावधी साठीच्या चालू कराच्या तरतुदीत रू. ५१ कोटिंच्या (युएस डॉलर्स १०.५ मिलीयन) अतिरिक्त फायदे कराचा समावेश आहे.

८. १ ऑक्टोबर २००८ रोजी गुंतवणुकदारांच्या कोणत्याही तक्रारी प्रलंबीत नव्हत्या. ३१ डिसेंबर २००८ रोजी संपलेल्या तिमाहीत प्राप्त झालेल्या सर्व १,०९३ तक्रारींचे समाधान करण्यात आले होते व ३१ डिसेंबर २००८ रोजी कोणतीही तक्रार प्रलंबीत नव्हती.

९. लेखासमितीने वरील निष्कर्षांचे पुनरावलोकन केले होते. संचालक मंडळाने २२ जानेवारी २००९ रोजी भरलेल्या आपल्या बैठकीत उपरोक्लेखीत निष्कर्ष मान्य केले व प्रसृतीस मान्यता दिली.

१०. कंपनीच्या स्टॅच्युटरी लेखापरिक्षकांनी ३१ डिसेंबर २००८ रोजी संपलेल्या नऊ महिन्यांच्या परिणामांचा मर्यादित आढावा घेतला आहे.

३१ डिसेंबर २००८ रोजी संपलेल्या तिमाही / नऊमाहीची अलेखापरिक्षित विभागवार माहिती

(रू. कोटी)

		३१ डिसेंबर रोजी संपलेली तिमाही		३१ डिसेंबर रोजी संपलेले नऊमहिने		३१ मार्च रोजी संपलेले वर्ष
		२००८	२००७	२००८	२००७	२००८ (लेखापरिक्षित)
१.	विभागवार मिळकत					
	– पेट्रोकेमिकल्स	१२,६२३	१२,७०६	४३,०४३	३८,८८०	५३,०००
	– रिफायनिंग	२१,७४०	२६,१५४	९०,७२०	७२,०५७	१००,७४३
	– तेल व वायू	१,०३१	७५८	२,७५३	१,८७४	२,७०२
	– इतर	१७१	१६१	४२८	४३६	७७८
	ढोबळ उलाढाल (उलाढाल व आंतरविभागीय हस्तांतरण)	३५,५६५	३९,७७९	१३६,९४४	११३,२४७	१५७,२२३
	वजा: आंतरविभागीय हस्तांतरण	३,०३०	३,८९९	१५,२४६	१२,६७५	१७,९५४
	उलाढाल	३२,५३५	३५,८८०	१२१,६९८	१००,५७२	१३९,२६९
	वजा: विक्रीवरील वसूल केलेला अबकारी कर	९७२	१,२९०	३,७६९	४,४१५	५,८२६
	निव्वळ उलाढाल	३१,५६३	३४,५९०	११७,९२९	९६,१५७	१३३,४४३
२.	विभागवार परिणाम					
	– पेट्रोकेमिकल्स	१,६५७	१,७७८	५,१३३	५,६४८	७,११३
	– रिफायनिंग	१,८८१	२,६१४	७,६९५	७,४९२	१०,३३२
	– तेल व वायू	६०५	३८७	१,७५३	१,०५६	१,५०३
	– इतर	७	९	२५	३१	४०
	एकुण विभागाचा व्याज व करपूर्व नफा	४,१५०	४,७८८	१४,६०६	१४,२२७	१८,९८८
	(१) व्याजावरील खर्च	(४८४)	(२५३)	(१,२१५)	(८०५)	(१,०७७)
	(२) व्याजावरील मिळकत	५४६	१४१	८०२	४१४	६६२
	(३) खर्च वजा जाता इतर असमायोजित मिळकत	१३	(६८)	(१४२)	(२१५)	(२९६)
	(४) अपवादात्मक मुद्दे	–	४७३३	–	४,७३३	४,७३३
	करपूर्व नफा	४,२२५	९,३४१	१४,०५१	१८,३५४	२३,०१०
	(१) चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)	(४९९)	(१.०६३)	(१,६४३)	(२,१०७)	(२,६५२)
	(२) प्रलंबित करासाठी तरतूद	(२२५)	(१९९)	(६७५)	(७०१)	(९००)
	करपश्चात नफा	३,५०१	८,०७९	११,७३३	१५,५४६	१९,४५८
	करपश्चात नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)	३,५०१	३,८८२	११,७३३	११,३४९	१५,२६१
३.	गुंतविलेले भांडवल (विभागवार मालमत्ता –विभागवार देयके)					
	– पेट्रोकेमिकल्स	३२,९३९	३०,५११	३२,९३९	३०,५११	३०,७५८
	– रिफायनिंग	४३,५७१	४०,५८२	४३,५७१	४०,५८२	४२,९४१
	– तेल व वायू	४०,५८५	११,३९०	४०,५८५	११,३९०	२६,३११
	– इतर	८,०४९	९,५९८	८,०४९	९,५९८	६,४४७
	– असमायोजित कॉर्पोरेट	४६,६४२	१८,९८४	४६,६४२	१८,९८४	२०,०६४
	एकुण गुंतविलेले भांडवल	१७१,७८६	११९,०७३	१७१,७८६	११९,०७३	१२५,८०१

३१ डिसेंबर २००८ रोजी संपलेल्या तिमाही / नऊ महिन्यांचा स्वतंत्र विभागवार माहितीच्या टिपा:

१. सेगमेंट रिपोर्टिंग (ए एस १७) वरील अकांऊटिंग स्टॅण्डर्ड १७ प्रमाणे खाली वर्णन केल्याप्रमाणे कंपनीने ''विभागवार माहिती'' दिली आहे:

ए) **पेट्रोमिकल्स** विभागात पेट्रोकेमिकल्स उत्पादनांचे उत्पादन आणि पणन कार्य समाविष्ट आहे. उदा. हाय व लो डेन्सिटी पॉलिएथिलिन, पॉलिप्रॉपिलीन, पॉलिविनाईल क्लोराईड, पॉलिएस्टर यार्न, पॉलिएस्टर फायबर्स, प्युरिफाईड टेरेफ्थॅलिक ॲसिड, पॅरॅक्सिलिन, इथलिन ग्लायकॉल, ओलेफिन्स, ॲरोमेटिक्स, लिनियर अल्काईल बेन्झिन, ब्युटाडाईन, ॲक्रिलोनिट्राईल, पॉली ब्युटडिन रबर, कॉस्टिक सोडा व पॉलिएथलिन टेरेफ्थालेट.

बी) **रिफाईनिंग** विभागात पेट्रोलियम उत्पादनांचे उत्पादन व पणन कार्य समाविष्ट आहे.

सी) **तेल व वायू** विभागात कच्चे तेल व नैसर्गिक वायूचे उत्खनन, विकास व उत्पादन ह्यांचा समावेश आहे.

डी) वेगळा अहवाल न देण्याजोगे छोटे उद्योग विभाग ''**इतर**'' विभागात एकत्र करण्यात आले आहेत.

ई) इतर गुंतवणूक/मत्ता ह्यामध्ये गुंतवलेले भांडवल आणि त्यातून मिळणारी मिळकत ''असमायोजित'' खाली विचारात घेतले आहे.

रिलायन्स इंडस्ट्रीज लिमिटेड करिता
सही/-
मुकेश डी. अंबानी
अध्यक्ष आणि व्यवस्थापकीय संचालक

दिनांक: २२ जानेवारी, २००९
स्थळ : मुंबई

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